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                               LOCTITE LETTERHEAD
December 5, 1996

Dear Stockholder:

     I am pleased to inform you that on December 5, 1996, Loctite Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Henkel KGaA and HC Investments, Inc., an indirect wholly owned subsidiary of Henkel KGaA (collectively, the "Henkel Group"), which provides for stockholders of the Company to receive $61.00 in cash per share of Common Stock of the Company. Under the terms of the Merger Agreement, the Henkel Group will amend its outstanding tender offer (as so amended, the "Amended Offer") to increase the consideration offered to $61.00 per share, net to the seller in cash, change the expiration date of the offer to December 20, 1996 and modify certain conditions to consummation of the offer. The Henkel Group has agreed that the second-step merger to acquire any shares not tendered in the Amended Offer (the "Merger") will be consummated as soon as practicable in 1997.

     The Special Committee of the Board of Directors unanimously recommended approval of the Merger Agreement to the Board, after determining that the Amended Offer and the Merger constitute the best proposal submitted to acquire the Company, based on certainty of value and the likelihood of consummation. Dillon, Read & Co., Inc., has given to the Board of Directors its opinion that, as of today, the consideration being offered to stockholders of the Company (other than the Henkel Group and its affiliates) pursuant to the Amended Offer and the Merger is fair to such stockholders from a financial point of view.

     THE BOARD OF DIRECTORS UNANIMOUSLY (WITH THE HENKEL GROUP'S DESIGNEES ABSTAINING) RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE AMENDED OFFER AND TENDER THEIR SHARES PURSUANT TO THE AMENDED OFFER.

     The attached amendment to the Company's Schedule 14D-9 describes our decision to recommend the Amended Offer and the Merger and contains other important information. Also enclosed is the supplement to the Henkel Group's Offer to Purchase, together with related materials relating to the Amended Offer. We urge you to read all these materials carefully.

     The Special Committee and I greatly appreciate your continued support during this process. We trust you will agree that the Amended Offer and the Merger provide a favorable outcome for the Company's stockholders.

                                          Very truly yours,

                                          FIONDELLA SIGNATURE

                                          Robert W. Fiondella
                                          Chairman of the Special Committee
                                          of the Board of Directors